Exhibit 99.1
New Luxury Brand VEVA S60 Mobile Handset Launched by Qiao Xing Universal’s Subsidiary Achieves
Great Success
     HUIZHOU, Guangdong, China, Aug. 11 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc (Nasdaq: XING) today announced that its major subsidiary CEC Telecom Co., Ltd’s (CECT) new luxury brand VEVA S60 mobile handset (“VEVA S60”) has achieved great success since its release in May 2008. VEVA S60 targets female professionals with its unique and luxury design and features. Through cooperation with Swarovski, each VEVA S60 is decorated with 129 Swarovski crystal mosaic and 18K gold coating. As thin as 9.4 millimeters, VEVA S60 also has long standby time. Retail price stands at RMB1,980 (USD290) and nearly 100,000 units were sold in the second quarter of 2008. VEVA S60’s gross margin was 61%. CECT targets to sell 300,000 units of VEVA S60 in the third quarter of 2008. Taiwan star Miss Wu Peici was invited by CECT as the prolocutor for VEVA S60.
     Mr. Wu Zhi Yang, Vice Chairman of the Company, commented, “Mobile handsets have evolved from a pure communications tool to a convenient and fashionable consumer product. Professionals prefer high-end and luxury mobile phones with unique and fashionable designs and features, which creates a fast growing and profitable market. The VEVA luxury brand is a great innovation by CECT. We are very pleased that CECT achieved another success with the release of VEVA S60, which will bring us sustainable competitiveness in a market segment with less domestic competition. We are very proud that CECT has differentiated itself from the domestic players who are mostly competing in the low-end market. We have abundant product lines for VEVA brand mobile handsets going forward. VEVA S70 will be released in September. VEVA S80 and S90 are being developed too. We expect VEVA to become one of best domestic luxury brands in the mobile handset market in China.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .

     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 11, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
-0-           08/11/2008
/CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc.,
+86-752-2820268, or rick@qiaoxing.com /
/Web site: http://www.cosun-xing.com /
(XING)